Exhibit 99.1

Stock Exchange Announcement

Notice convening the annual general meeting of Cadeler A/S

Copenhagen, March 25, 2025: The Board of Directors hereby convenes the annual general meeting of Cadeler A/S (the “Company” or “Cadeler”) to be held on Tuesday, 22 April 2025 at 13:00 (CEST).

Agenda for the annual general meeting

1.	The general meeting’s election of the chair of the general meeting

2.	The Board of Directors’ report on the Company’s activities in the past financial year

3.	Presentation and adoption of the Annual Report for 2024

4.	Distribution of profits or covering of losses according to the annual report adopted

5.	Presentation and adoption of the annual remuneration report for 2024

6.	Resolution to grant discharge of liability to the Board of Directors and the Executive Management

7.	Approval of remuneration of the Board of Directors for the current financial year

8.	Election of members to the Board of Directors, including Chairman and Vice Chairman

a.	Re-election of Andreas Sohmen-Pao, Andrea Abt, Emanuele Lauro and Jim Nish as members of the Board of Directors for a period of two years

b.	Re-election of Andreas Sohmen-Pao as Chairman of the Board of Directors for a period of one year

c.	Re-election of Emanuele Lauro as Vice Chairman of the Board of Directors for a period of one year

9.	Election of members to the Nomination Committee

10.	Appointment of auditor

11.	Authorisation to acquire treasury shares

12.	Proposals from the Board of Directors or shareholders

a.	Proposal to extend the current authorisation in Article 3.1 of the Articles of Association to increase the share capital without pre-emptive rights at market price by one year

b.	Proposal to extend the current authorisation in Article 3.2 of the Articles of Association to increase the share capital with pre-emptive rights at a price, which may be below market price, by one year

c.	Proposal to extend the current authorisation in Article 3.3 of the Articles of Association to increase the share capital without pre-emptive rights at a price, which may be below market price, in connection with issue of new shares to members of the Board of Directors, Executive Management and/or employees by one year

13.	Any other business

Attached is the Notice convening the annual general meeting containing the agenda, the complete proposals and the applicable deadlines as well as Appendix 1: Description of the nominated candidates’ qualifications, including information on other management positions held by the nominated candidates.

Please see the attached file or visit the Company’s website: https://ir.cadeler.com/.

— — —

For further information, please contact:

Mikkel Gleerup

CEO, Cadeler

+45 3246 3102

mikkel.gleerup@cadeler.com

Alexander Simmonds

EVP & CLO, Cadeler

+44 7376 174172

alexander.simmonds@cadeler.com

About Cadeler A/S:

Cadeler is a global leader in offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, operating solely in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and has for more than 10 years been a key supplier in the development of offshore wind energy to power millions of households. Cadeler’s fleet, expertise and capacity to handle the largest and most complex next-generation offshore wind installation projects positions the company to deliver exceptional services to the industry. Cadeler is committed to being at the forefront of sustainable wind farm installation and to enabling the global energy transition towards a future built on renewable energy. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR).

For more information, please visit www.cadeler.com.

Notice convening the annual general meeting of Cadeler A/S

The Board of Directors hereby convenes the annual general meeting of Cadeler A/S, company registration (CVR) no. 31 18 05 03 (“Cadeler” or the “Company”), to be held on

Tuesday, 22 April 2025 at 13:00 (CEST)

at the offices of Gorrissen Federspiel,

Axel Towers, Axeltorv 2, 1609 Copenhagen V, Denmark.

Agenda

1.	The general meeting’s election of the chair of the general meeting

2.	The Board of Directors’ report on the Company’s activities in the past financial year

3.	Presentation and adoption of the Annual Report for 2024

4.	Distribution of profits or covering of losses according to the annual report adopted

5.	Presentation and adoption of the annual remuneration report for 2024

6.	Resolution to grant discharge of liability to the Board of Directors and the Executive Management

7.	Approval of remuneration of the Board of Directors for the current financial year

8.	Election of members to the Board of Directors, including Chairman and Vice Chairman

a.	Re-election of Andreas Sohmen-Pao, Andrea Abt, Emanuele Lauro and Jim Nish for a period of two years

b.	Re-election of Andreas Sohmen-Pao as Chairman of the Board of Directors for a period of one year

c.	Re-election of Emanuele Lauro as Vice Chairman of the Board of Directors for a period of one year

9.	Election of members to the Nomination Committee

10.	Appointment of auditor

11.	Authorisation to acquire treasury shares

12.	Proposals from the Board of Directors or shareholders

a.	Proposal to extend the current authorisation in Article 3.1 of the Articles of Association to increase the share capital without pre-emptive rights at market price by one year

b.	Proposal to extend the current authorisation in Article 3.2 of the Articles of Association to increase the share capital with pre-emptive rights at a price, which may be below market price, by one year

c.	Proposal to extend the current authorisation in Article 3.3 of the Articles of Association to increase the share capital without pre-emptive rights at a price, which may be below market price, in connection with issue of new shares to members of the Board of Directors, Executive Management and/or employees by one year

13.	Any other business

***

Agenda with complete proposals

Item 1 – The general meeting’s election of the chair of the general meeting

The Board of Directors proposes that the general meeting elects attorney-at-law Chantal Pernille Patel Simonsen as chair of the annual general meeting.

Item 2 – The Board of Directors’ report on the Company’s activities in the past financial year

The Board of Directors proposes that the annual general meeting takes note of the Board of Directors’ report on the Company’s activities in 2024.

Item 3 – Presentation and adoption of Annual Report for 2024

The Board of Directors proposes that the annual general meeting adopts the Company’s Annual Report for 2024.

The Annual Report for 2024 is available on the Company’s website.

Item 4 – Distribution of profits or covering of losses according to the annual report adopted

The Board of Directors proposes that no dividend is paid to shareholders for the financial year ended 31 December 2024, and that the profit of EUR 65,069 thousand related to the financial year ended 31 December 2024 is carried forward.

Item 5 – Presentation and adoption of the annual remuneration report for 2024

The Company has prepared a remuneration report for 2024, which is presented to the annual general meeting for an advisory vote in accordance with the requirements of section 139 b of the Danish Companies Act.

The remuneration report for 2024 is available on the Company’s website.

Item 6 – Resolution to grant discharge of liability to the Board of Directors and the Executive Management

The Board of Directors proposes that the annual general meeting grants discharge of liability to members of the Board of Directors and the Executive Management for liability towards the Company in relation to the approved Annual Report for 2024.

Item 7 – Approval of remuneration of the Board of Directors for the current financial year

Based on a recommendation from the Nomination Committee in accordance with section 8.1 of the Articles of Association, the Board of Directors proposes that the remuneration levels are maintained at same levels as in 2024 and therefore that the annual general meeting approves the following remuneration levels for the members of the Board of Directors as well as the Audit Committee, the Remuneration Committee and the Nomination Committee, respectively, for the financial year 2025:

Position	Fee (USD)
Members of the Board of Directors – Base fee	90,000
The Chair of the Board of Directors (in addition to the base fee)	90,000
The Vice Chair of the Board of Directors (in addition to the base fee)	45,000
Chair of the Audit Committee (in addition to the base fee)	20,000
Ordinary members of the Audit Committee (in addition to the base fee)	10,000
All members, including the Chair, of the Remuneration Committee (in addition to the base fee)	10,000
All members, including the Chair, of the Nomination Committee	2,500

It is expected that Chair of the Board Andreas Sohmen-Pao, if re-elected as Chair of the Board pursuant to Item 8.b, will waive his board fee in accordance with prior years’ practice and that Emanuele Lauro, if re-elected as Vice Chair of the Board pursuant to item 8.c will waive his board fee.

In addition to the fees stated above, the Company may cover social duties and other taxes imposed on board members by foreign authorities in relation to the board fee received. Further, the Company may reimburse reasonable expenses incurred in connection with participation in board meetings, e.g. travel and accommodation expenses.

Item 8 – Election of members to the Board of Directors, including Chairman and Vice Chairman

Item 8.a – Re-election of Andreas Sohmen-Pao, Andrea Abt, Emanuele Lauro and Jim Nish as members of the Board of Directors for a period of two years

Andreas Sohmen-Pao and Andrea Abt were elected as members of the Board of Directors at the Company’s annual general meeting in 2023. Emanuele Lauro and Jim Nish were elected at the Company’s extraordinary general meeting in February 2024 for a period until the Company’s annual general meeting in 2025. All four members of the Board of Directors are up for re-election at this year’s annual general meeting.

Ditlev Wedell-Wedellsborg and Colette Cohen were elected at the Company’s annual general meeting in 2024, and Thomas Thune Andersen was elected at the Company’s extraordinary general meeting in November 2024 for an initial term expiring upon the Company’s annual general meeting in 2026. Accordingly, these three members of the Board of Directors are not up for re-election until next year’s annual general meeting.

The Nomination Committee proposes to re-elect Andreas Sohmen-Pao, Andrea Abt, Emanuele Lauro and Jim Nish as members of the Board of Directors for a period of two years.

Please see Appendix 1 for a description of the nominated candidate’s qualifications, including information on other management positions held by the nominated candidate.

Item 8.b – Re-election of Andreas Sohmen-Pao as Chairman of the Board of Directors for a period of one year

The Nomination Committee proposes to re-elect Andreas Sohmen-Pao as Chairman of the Board of Directors for a period of one year.

Please see Appendix 1 for a description of the nominated candidate’s qualifications, including information on other management positions held by the nominated candidate.

Item 8.c – Re-election of Emanuele Lauro as Vice Chairman of the Board of Directors for a period of one year

The Nomination Committee proposes to re-elect Emanuele Lauro as Vice Chairman of the Board of Directors for a period of one year.

Please see Appendix 1 for a description of the nominated candidate’s qualifications, including information on other management positions held by the nominated candidate.

Item 9 – Election of members to the Nomination Committee

Sophie Smith was elected as member and Chair of the Nomination Committee at the annual general meeting in 2023 for a period of two years. Sophie Smith has chosen not to seek re-election at the annual general meeting.

The Nomination Committee proposes to re-elect Elaine Yew Wen Suen as member and new Chair of the Nomination Committee for a period of two years until the Company’s annual general meeting 2027.

Bjarte Bøe was elected as member of the Nomination Committee at the Company’s annual general meeting in 2024 and is accordingly not up for re-election until next year.

Please see Appendix 1 for a description of the nominated candidates’ qualifications, including information on other management positions held by the nominated candidates.

No proposal has been made for any other candidates to the Nomination Committee and therefore, following the annual general meeting, the Nomination Committee will consist of two members.

Item 10 – Appointment of auditor

In accordance with the Audit Committee’s recommendation the Board of Directors proposes re-election of EY Godkendt Revisionspartnerselskab, CVR no. 30 70 02 28, as the Company’s auditor in respect of statutory financial and sustainability reporting. The Audit Committee’s recommendation has not been influenced by third parties, nor has it been subject to any contractual obligation restricting the annual general meeting’s choice of certain auditors or audit firms.

Item 11 – Authorisation to acquire treasury shares

The Board of Directors proposes to authorise the Board of Directors to acquire treasury shares in the period until 21 April 2029, on one or more occasions, with a total nominal value of up to 10% of the share capital of the Company, for so long as the Company’s holding of treasury shares after such acquisition does not exceed 10% of the Company’s share capital. The consideration may not deviate more than 10% from the official price quoted on Oslo Børs or New York Stock Exchange at the date of the agreement or acquisition.

Item 12 – Proposals from the Board of Directors or shareholders

Item 12.a – Proposal to extend the current authorisation in Article 3.1 of the Articles of Association to increase the share capital without pre-emptive rights at market price by one year

The current authorisation in Article 3.1 of the Articles of Association expires on 22 April 2026. To provide flexibility to execute on the Company’s growth strategy to acquire additional vessels and/or potential M&A acquisitions, the Board of Directors proposes that the current authorisation in Article 3.1 to increase the share capital with up to nominally DKK 70,185,000 without pre-emptive rights for the existing shareholders at market price be extended by one year until 22 April 2027.

The current Article 3.1 of the Articles of Association will be amended to read as follows:

In Danish: “Bestyrelsen er i perioden indtil 22. april 2027 bemyndiget til uden fortegningsret for selskabets eksisterende aktionærer at forhøje selskabets aktiekapital ad én eller flere gange med i alt op til nominelt kr. 70.185.000. Forhøjelsen skal ske til minimum markedskurs og kan ske ved kontant betaling, konvertering af gæld eller ved apportindskud.”

In English: ”The Board is, until 22 April 2027, authorised to increase the share capital of the Company in one or more issues without pre-emption rights for the Company’s existing shareholders by up to a nominal amount of DKK 70,185,000. The capital increase shall take place at or above market price and may be effected by cash payment, conversion of debt or by contribution of assets other than cash.”

Item 12.b – Proposal to extend the current authorisation in Article 3.2 of the Articles of Association to increase the share capital with pre-emptive rights at a price, which may be below market price, by one year

The current authorisation in Article 3.2 of the Articles of Association expires on 22 April 2026. For the same reasons as set out in item 12.a, the Board of Directors proposes that the current authorisation in Article 3.2 to increase the share capital with up to nominally DKK 70,185,000 with pre-emptive rights for the existing shareholders at or below market price be extended by one year until 22 April 2027.

The current Article 3.2 of the Articles of Association will be amended to read as follows:

In Danish: “Bestyrelsen er i perioden indtil den 22. april 2027 bemyndiget til med fortegningsret for selskabets eksisterende aktionærer at forhøje selskabets aktiekapital ad én eller flere gange med i alt op til nominelt kr. 70.185.000. Forhøjelsen kan ske ved kontant betaling og tegningskursen fastsættes af bestyrelsen og kan være lavere end markedskursen.”

In English: ”The Board is, until 22 April 2027, authorised to increase the share capital of the Company in one or more issues of new shares with pre-emption rights for the Company’s existing shareholders by up to a nominal amount up to DKK 70,185,000. The capital increase shall take place by cash payment at a subscription price to be determined by the Board of Directors, which may be below market price.”

Item 12.c – Proposal to extend the current authorisation in Article 3.3 of the Articles of Association to increase the share capital without pre-emptive rights, which may be below market price, in connection with issue of new shares to members of the Board of Directors, Executive Management and/or employees by one year

The current authorisation in Article 3.3 of the Articles of Association, which has been partially exercised in June 2024, expires on 30 September 2025. To provide flexibility to execute on the Company’s short-term and/or long-term share-based incentives, the Board of Directors proposes that the current authorisation be extended by one year to expire on 30 September 2026.

The current Article 3.3 of the Articles of Association will be amended to read as follows:

In Danish: “Bestyrelsen er i perioden indtil den 30. september 2026 bemyndiget til uden fortegningsret for selskabets eksisterende aktionærer at forhøje selskabets aktiekapital ad én eller flere gange med i alt op til nominelt kr. 5.000.000 i forbindelse med udstedelse af nye aktier til medlemmer af bestyrelsen, direktionen og/eller medarbejdere i selskabet og/eller i dets datterselskaber. De nye aktier udstedes mod kontant betaling til en tegningskurs, der fastsættes af bestyrelsen, og som kan være lavere end markedskursen.”

In English: “The Board is, until 30 September 2026, authorised to increase the share capital of the Company in one or more issues without pre-emption rights for the Company’s existing shareholders by up to a nominal amount of DKK 5,000,000 in connection with issue of new shares to members of the Board, Executive Management and/or employees of the Company and/or of the Company’s subsidiaries. The capital increase shall be effected by cash payment at a subscription price to be determined by the Board, which may be below market price.”

-oOo-

Adoption requirements

Adoption of the proposals under agenda items 12.a, 12.b and 12.c require at least 2/3 of the votes and of the share capital represented at the general meeting. The remaining proposals on the agenda may be adopted by a simple majority of votes. The Remuneration Report under item 5 is subject to an advisory vote only.

Share capital and voting rights

As at the date hereof, the Company’s share capital amounts to nominally DKK 350,957,583 divided into 350,957,583 shares of DKK 1 each. Each share of DKK 1 is entitled to one vote.

The right of a shareholder to attend a general meeting and to vote in respect of his/her shares is determined on the basis of the shares held by the shareholder at the record date. The shareholding and voting rights are calculated on the basis of entries in the shareholders’ register and any notice of ownership received by the Company for the purpose of registration in the shareholders’ register.

The record date is Tuesday, 15 April 2025.

Furthermore, attendance is subject to the shareholder having registered his/her participation by obtaining an admission card as described below.

How to obtain an admission card

Shareholders, who are entitled to attend the annual general meeting and wish to attend the annual general meeting, must order an admission card no later than on Wednesday, 16 April 2025 at 12:00 (CEST).

An admission card may be ordered as follows:

•	by completing, signing and returning the registration form (which may be downloaded from the Company’s website, https://ir.cadeler.com/, by email to vote@dnb.no or by regular mail to DNB Bank ASA, Registrar’s Department, P.O. Box 1600 Sentrum, 0021 Oslo, Norway.

A shareholder or his/her proxy holder may attend the general meeting together with an advisor, provided that notification of the advisor’s participation has been timely provided.

A confirmation of registration will be sent by email to the email address provided by the shareholder upon registration of participation. Confirmation of the registration must be presented at the annual general meeting.

How to submit a proxy

Shareholders that have ordered an admission card may attend the annual general meeting in person or by proxy. The proxy form (which is the same form used for voting by correspondence) is available on the Company’s website, https://ir.cadeler.com/.

Proxy forms must be received by DNB Bank ASA, Registrar’s Department no later than Wednesday, 16 April 2025 at 12:00 (CEST).

A proxy may be granted as follows:

•	by completing, signing and returning a proxy form (which may be downloaded from the Company’s website, https://ir.cadeler.com/) by email to vote@dnb.no, or

•	by regular mail to DNB Bank ASA, Registrar’s Department, P.O. Box 1600 Sentrum, 0021 Oslo, Norway.

A shareholder can either vote by proxy or correspondence, but not both. The right to attend and vote by proxy must be evidenced by proper identification. To the extent proper identification of the shareholder is not presented, attendance and/or voting may be denied.

How to vote by correspondence (postal voting)

Shareholders who are entitled to participate in the annual general meeting are also entitled to vote by correspondence. The voting form (which is the same form used for granting a proxy) is available on the Company’s website, https://ir.cadeler.com/.

Written votes must be received by DNB Bank ASA, Registrar’s Department no later than Tuesday, 15 April 2025 at 12:00 (CEST).

A written vote may be submitted as follows:

•	by completing, signing and returning a vote by correspondence form (which may be downloaded from the Company’s website, https://ir.cadeler.com/) by email to vote@dnb.no, or

•	by regular mail to DNB Bank ASA, Registrar’s Department, P.O. Box 1600 Sentrum, 0021 Oslo, Norway.

Additional information

Until and including the date of the general meeting, the following additional information will be available on the Company’s website, https://ir.cadeler.com/:

•	Notice of the general meeting, including the agenda and the complete proposals.

•	Any other documents to be presented at the general meeting.

•	Other documents for the use of the annual general meeting, including the proxy/voting by correspondence form and the registration form.

•	The total number of shares and voting rights on the date of the notice.

Information concerning matters in relation to personal data protection is available on the Company’s website, and reference is made to the Company’s Policy on personal data and cookies and Information on matters in relation to personal data protection.

On the day of the general meeting, the doors and registration of participation will open at 12:30 (CEST).

Questions from the shareholders

Shareholders may ask questions to the Board of Directors and the Executive Management at the annual general meeting. Prior to the general meeting, shareholders may submit questions concerning the agenda or the documents to be considered at the general meeting in writing to the Company by email to investorrelations@cadeler.com or by post to Investor Relations, Cadeler A/S, Kalvebod Brygge 43, 1560 Copenhagen V, Denmark.

Language

The general meeting will be conducted in English in accordance with Article 4.8 of the Company’s Articles of Association.

Personal data

The Company processes personal information about its shareholders as part of the administration of the Company’s register of shareholders and other communications. The following information is processed: Name, address, contact information, share account number, shareholding and participation in events. You can read more about how the Company processes personal information in the Company’s information sheet on data protection in connection with general meetings, which is available on the Company’s website, https://ir.cadeler.com/.

Copenhagen, 25 March 2025

Cadeler A/S

The Board of Directors

Appendix 1

Candidates for the Board of Directors

	Proposed re-elected as member and Chairman	Proposed re-elected as member and Vice Chairman

	Andreas Sohmen-Pao Chairman of the Board Born 1971, Austrian Elected for the first time in 2021	Emanuele Lauro Vice Chairman of the Board Born 1978, Italian Elected for the first time in 2024
Indenpendency assessment	Non-independent	Non-independent
Board commitees	▪ Chairman of the Remuneration Committee	▪ N/A
Other appointments and board positions

▪      BW Group, chairman

▪      BW Offshore Ltd., chairman

▪      BW Energy Ltd., chairman

▪      BW LPG Ltd., chairman

▪      BW Epic Kosan Ltd., chairman

▪      Hafnia Ltd., chairman

▪      Global Centre for Maritime Decarbonisation, chairman

▪      Golden Alpha Pte. Ltd., chairman

▪      Inchona Services Limited, president

▪      Lloyd’s Register Foundation, trustee

▪      Scorpio Tankers Inc., chairman and chief executive officer

▪      Scorpio Holdings Limited, chief executive officer and director

▪      Moxie Corp., chief executive officer

▪      Monaco Chamber of Shipping, vice president

▪      Member of the London Advisory Board-Fordham University, New York, USA

Special qualifications

▪      Mr. Sohmen-Pao has held several leadership and board positions in listed companies and has extensive experience in the global shipping and offshore industry

▪      Honours degree in Oriental Studies from Oxford University and an MBA from Harvard Business School

▪      Mr. Lauro is the founder of Scorpio Tankers Inc., which became a leading ship manager of more than 250 vessels in the international markets, and has experience with founding and developing several ventures, including e.g. Scorpio Logistics. In 2013, Mr. Lauro founded Scorpio Bulkers Inc., which in February 2021 was renamed Eneti Inc. and was subsequently combined with Cadeler A/S.

▪      Mr. Lauro has a degree in international business from the European Business School, London

	Proposed re-elected as member	Proposed re-elected as member

	Andrea Abt Board member Born 1960, German Elected for the first time in 2023	Jim Nish Board member Born 1958, United States Elected for the first time in 2024
Indenpendency assessment	Independent	Independent
Board commitees	▪ Member of the Audit Committee	▪ Chairman of the Audit Committee
Other appointments and board positions	▪ Energy Technology Holdings LLC / Exide Technologies, non-executive director ▪ Gerresheimer AG, member of the Supervisory Board	▪ Gibraltar Industries, Inc., chairman of Audit Committee and Capital Structure and Asset Management Committee ▪ Alert360 Home Security Business, lead director
Special qualifications

▪      Ms Abt has held several board positions in globally active public and private companies and has a comprehensive functional know-how of procurement & logistics, finance & controlling and a proven background in M&A activities

▪      MBA from Rotman School of Management, Toronto

▪      Degree in English and Spanish Philology from Rheinische Friedrich-Wilhelms University, Bonn

▪      Mr. Nish has over 30 years of experience in investment banking, serving clients across a variety of international industrial markets

▪      Mr. Nish served as a board member of Eneti Inc. since 2016 and Chairman of its Audit Committee since 2023. Since 2015, Mr. Nish has served as a board member and Chairman of the Audit Committee of Gibraltar Industries, Inc., a manufacturer of products serving the renewable energy, home improvement and infrastructure markets, and he was also appointed as Chairman of Gibraltar Industries, Inc.’s Capital Structure and Asset Management Committee in 2018. Mr. Nish has also served as the Lead Director of Alert360, a provider of home automation and security services and products, since 2014

▪      Mr. Nish is a certified public accountant and adjunct professor at Baruch College, Zicklin School of Business in New York and at Pace University, Lubin School of Business in New York. Mr. Nish has an MBA from the Wharton School at the University of Pennsylvania and a BS from the State University of New York at Buffalo in Accounting and Business

Candidates for the Nomination Committee

Proposed re-elected as member and new Chair

Elaine Yew Wen Suen Member of the Nomination Committee Born 1967 Elected for the first time in 2021
Indenpendency assessment	Independent
Board commitees	▪ Member of the Nomination Committee
Other appointments and board positions

▪      Tangent Initiave, chair

▪      Convent of the Holy Infant Jesus group of school in Singapore, board of governors

▪      Workforce Singapore, board member

▪      Women’s Forum Singapore, advisory board member

▪      Asia Advisory Board of Allianz, advisory board member

▪      The Majurity Trust, board member

▪      Board of trustees of the National University of Singapore, member

▪      Industry Advisory Board of NUS’ Centre for FutureReady Graduates, chair

▪      BW Offshore Limited, member of the nomination committee

▪      BW LPG Limited, member of the nomination committee

▪      BW Energy Limited, member of the nomination committee

▪      Hafnia Limited, member of the nomination committee

Special qualifications

▪      Senior Partner in Egon Zehnder, one of the world’s largest executive search and talent strategy firms

▪      Extensive experience in advicing on CEO development, top team effectiveness and orginasational culture